Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Amendment No. 2 to Form S-3) and related Prospectuses’ of Hornbeck Offshore Services, Inc. for the registration of warrants, debt and/or equity securities, or any combination thereof, as the case may be, not to exceed $350,000,000, and the registration of the offering of 2,250,000 shares of common stock by selling stockholders, and to the incorporation by reference therein of our report dated February 18, 2005, with respect to the consolidated financial statements of Hornbeck Offshore Services, Inc. included in its Annual Report (Form 10-K, as amended) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New Orleans, Louisiana

September 13, 2005